FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March 24, 2005

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F_X____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
-------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
---------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                                 Yes____          No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Introduces NetracXpress Wireless - OSS Solution For Tier 2 and 3 Wireless Service Providers, dated March 14, 2005.

2. Press Release: TTI Telecom Shares to be distributed by principal shareholder, dated March 22, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                       TTI Team Telecom International Ltd.



Date: March __, 2005                            By:  /s/ Israel (Eli) Ofer
                                                     ---------------------
                                                     Israel (Eli) Ofer
                                                     Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


1.                Press Release: TTI Telecom Introduces NetracXpress Wireless
                  - OSS Solution For Tier 2 and 3 Wireless Service
                  Providers, dated March 14, 2005.

2. Press Release: TTI Telecom Shares to be distributed by principal shareholder, dated March 22, 2005.

                                    EXHIBIT 1


PRESS RELEASE

FOR IMMEDIATE RELEASE



                 TTI Telecom Introduces NetracXpress Wireless -
            OSS Solution For Tier 2 and 3 Wireless Service Providers

The solution combines comprehensive fault and performance management capabilities with well-defined technology libraries in one product

Petach Tikva, Israel - March 14, 2005 -TTI Telecom (Nasdaq: TTIL), a leading global provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecommunications service providers, today announced the introduction of NetracXpress Wireless. The new solution delivers comprehensive fault and performance management capabilities in one system for tier two and tier three wireless 2G and 3G network service providers.
In addition, NetracXpress Wireless offers well-defined technology libraries and includes functionalities such as alarm detection, correlation, performance monitoring, traffic thresholds and statistical analysis across multi-vendor and multi-domain networks.

Tier 2 and 3 wireless service providers can enjoy an integrated OSS solution that is tailored to their budgetary and operational needs. NetracXpress Wireless delivers an out-of-the-box fault and performance system that solves problems automatically and classifies them according to severity, enabling service providers to repair problems in real-time. In addition, NetracXpress Wireless offers multi-vendor operational support, allowing service providers to manage multi vendor equipment from the same software.

"TTI Telecom is excited to introduce all-in-one, off-the-shelf package for Tier 2 and Tier 3 wireless service providers," said Avshalom Ben-Zoor, VP of Marketing at TTI Telecom. "NetracXpress is especially designed to meet a clear-cut need in the marketplace - the need for a pre-packaged Service Assurance solution that is cost-effective, rapidly deployed and delivers immediate benefits. NetracXpress will enable us to penetrate new markets and serve their needs, in the same way that our Netrac software today fulfills the needs of large providers".

NetracXpress Wireless provides a specialized layer of security, protecting network elements from accidental or malicious misuse. NetracXpress Wireless is literally out-of-the-box; the hardware (server) arrives with pre-installed, pre-integrated software and the solution is up and running in a matter of weeks.

NetracXpress Wireless leverages TTI Telecom's core fault and performance products. The solution will mainly be sold through TTI Telecom's preferred channel partners.



The product will be showcased at booth #775 at the upcoming CTIA show in New Orleans.

About TTI Telecom:

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed
TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Contacts:

Zvi Moshkoviz

Marketing Director

+972-3-9269756

zvikam@tti-telecom.com


























                                    EXHIBIT 2

-------------------------------------------------------------
Corporate Contact:
-------------------------------------------------------------

           Sanjay Hurry
           Investor Relations Officer
           TTI Telecom Ltd.
           T: +1.201.795.3883
           F: +1.201.795.3920
           sanjay@tti-telecom.com
-------------------------------------------------------------


                      TTI TELECOM SHARES TO BE DISTRIBUTED
                            BY PRINCIPAL SHAREHOLDER

Petach Tikva, Israel - March 22, 2005 - TTI Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a leading supplier of operations support systems ("OSS") and business support systems ("BSS") for telecom service providers, today announced that Team Computers and Systems Ltd. ("Team"), the holder of approximately 31.8% of TTI Telecom's outstanding share capital, has announced that the Board of Directors of Team has approved the distribution to Team's shareholders of 5,166,062 Ordinary Shares of TTI Telecom, constituting approximately 27.9% of TTI Telecom's outstanding share capital.

The record date for the distribution is scheduled for April 3, 2005, and the distribution date is scheduled for April 19, 2005. Following the distribution, Team will hold 719,488 Ordinary Shares of TTI Telecom, constituting approximately 3.9% of TTI Telecom's outstanding share capital. Of the 5,166,062 Ordinary Shares to be distributed, 3,714,435 will be distributed to Team's controlling shareholders and will be subject, under the U.S. securities laws, to a holding period of one year following the distribution, unless such shares are registered for resale with the Securities and Exchange Commission pursuant to an effective registration statement. The balance of 1,451,627 Ordinary Shares will be freely tradable on the NASDAQ
Stock Market, except that the resale of shares by affiliates of TTI Telecom will be subject to the applicable conditions, including volume limitations, of Rule 144 under the Securities Act of 1933, as amended. Team's announcement also stated that Team intends to dispose of the balance of its TTI Telecom shares within the next 12 months. Sales of a substantial number of TTI Telecom's shares on Nasdaq, or the expectation thereof, could materially adversely affect the market price of TTI Telecom's shares.

About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed
TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

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